FOR IMMEDIATE RELEASE	Exhibit 14.1

Editorial Contacts:

Joe Greenhalgh, Director, Investor Relations – USA (510) 713-4430

Kristen Onken, Sr. Vice President and Chief Financial Officer – USA (510) 713-4430

Garreth Hayes, Public Relations Manager – Europe +41-(0) 21-863-5111

Nancy Morrison, Director, Corporate Communications – USA (510) 713-4948

Logitech Closes Record Q4, Delivers Sixth Consecutive

Record Year, Exceeds Goals

Q4 FY 2004

•	Revenue $347 million, up 15%

•	Operating income $44.9 million, up 29%

•	Net income $38.5 million, up 44%

•	Earnings per share $0.78, up from $0.54

Fiscal Year 2004

•	Revenue $1.268 billion, up 15%

•	Operating income $146 million, up 17%

•	Net income $132 million, up 34%

•	Earnings per share $2.69, up from $1.97

FREMONT, Calif., April 14, 2004 and ROMANEL-SUR-MORGES, Switzerland, April 15, 2004 — Logitech International (SWX: LOGN) (Nasdaq: LOGI) today reported its sixth consecutive year of record sales and profitability, finishing with the best fourth-quarter performance in the Company’s history. For Logitech’s fourth fiscal quarter, ended March 31, 2004, sales were $347 million, up 15 percent from $302 million for the same quarter one year ago. Gross margin was 33.2 percent, up from 31.6 percent last year, representing a year-over-year improvement of 166 basis points. Operating income was $44.9 million, up 29 percent from $34.8 million last year. Net income for the quarter was $38.5 million ($0.78 per share), up 44 percent from $26.6 million ($0.54 per share) in the prior year.

For the full fiscal year, Logitech’s sales were a record $1.268 billion, up 15 percent from $1.1 billion in Fiscal Year 2003. Gross margin for FY 2004 was 32.2 percent, compared with 33.1 percent last year. Operating income was $146 million, an increase of 17 percent over $124 million the prior year. Net income was $132 million ($2.69 per share), up 34 percent from $99 million ($1.97 per share) one year ago.

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Logitech’s OEM sales were up 17 percent for the quarter, and 32 percent for the full fiscal year. Logitech’s strong OEM revenue growth was primarily due to sales to Sony of the EyeToy™ camera and USB Headset for the PlayStation®2. OEM console sales grew by 58 percent over the same quarter last year and by 193 percent over last year. Complementing the strong console-gaming sales to OEMs, Logitech’s sales of mice to OEMs were also up 15 percent for the fourth quarter and 16 percent for the full fiscal year.

Logitech’s retail sales were up 15 percent for the quarter, and 12 percent for the entire fiscal year. During the quarter, the Company experienced robust retail sales growth in webcams, PC Headsets and PC gaming peripherals. Compared with the same quarter a year ago, sales of webcams grew by 93 percent and unit shipments of webcams grew by 73 percent. Sales of PC Headsets for the quarter grew by 41 percent year over year. And PC gaming sales for Q4 grew by 89 percent when compared to the same quarter last year.

“This has been a remarkable year for Logitech,” said Guerrino De Luca, Logitech’s president and chief executive officer. “We gained momentum throughout our business, delivering record-breaking results that exceeded our targets for growth in sales and operating income. The Logitech brand was strengthened by the introduction of innovative new products and the marketing initiatives that were conducted in each of our regions. And I could not be more proud of the improvements made in operating efficiencies and product costs, and the fighting spirit of the Logitech employees.”

Highlights for Logitech’s Fiscal Year 2004 include:

•	The Company posted its highest full-year operating margin and net margin of 11.5 percent and 10.4 percent, respectively

•	Cash flow from operations was $166 million

•	Logitech introduced more than 100 new products

•	The Company sold 47 million Logitech-branded products

•	Webcam retail sales were up by 46 percent from last year and unit shipments grew by 40 percent, driven by continued growth in the use of video instant messaging, an application that Logitech championed and continues to drive

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•	Retail sales of Logitech-branded speakers were up by 53 percent from last year and unit shipments grew by 62 percent

•	Sales of console gaming products, both retail and OEM combined, grew by 144 percent in FY 04, and unit shipments grew by 193 percent

•	During the fiscal year, Logitech reached the milestone of more than 500 million mice sold

•	Logitech introduced its most powerful mouse ever – the Logitech® MX™510 Performance Optical Mouse, which captures up to 5.8 megapixels of surface detail per second

•	Logitech introduced the award-winning diNovo™ Media Desktop™, a high-style product that redefines the concept of a wireless keyboard and mouse with an innovative new design and with delivery on the promise of Bluetooth® technology to provide wireless interoperability between a PC and mobile phones, PDAs and other devices

“Logitech enters the new fiscal year positioned for success,” continued Mr. De Luca. “In the past several weeks, we introduced new affordable products intended to stimulate and respond to accelerating adoption of cordless peripherals by mainstream computer users. We began marketing a range of new corded mice, targeted at fast-growing and profitable market segments, such as precision gamers, notebook users and price-conscious desktop users. And we unveiled a video calling application that provides a new option for using Logitech webcams to integrate video into personal and professional communications. Off to a great start, we expect FY 2005 to bring the introduction of even more innovative products across our product lines, as we accelerate our investments in marketing, product development and infrastructure to fuel our growth.”

For the current fiscal year, ending March 31, 2005, Logitech expects year-over-year sales to grow by 10 percent and operating income to grow by 15 percent.

Logitech will hold an investor and analyst meeting in Zurich on April 15, 2004 at 10:00 Central European Daylight Time/4:00 a.m. Eastern Daylight Time/1:00 a.m. Pacific Daylight Time to discuss financial results for the fourth fiscal quarter and full fiscal year, as well as guidance regarding financial performance for Fiscal Year 2005, ending March 31, 2005. A live video webcast and replay of the meeting will be available on the Logitech corporate Web site, www.logitech.com.

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Logitech will also hold an earnings teleconference on April 15, 2004 at 16:00 Central European Daylight Time/10:00 a.m. Eastern Daylight Time/7:00 a.m. Pacific Daylight Time to discuss these results as well as guidance for Fiscal Year 2005. A live webcast and replay of the teleconference will be available on the Logitech corporate Web site at www.logitech.com.

About Logitech

Founded in 1981, Logitech designs, manufactures and markets personal interface products that enable people to effectively work, play, and communicate in the digital world. With corporate headquarters through its U.S. subsidiary in Fremont, California, and regional headquarters through local subsidiaries in Switzerland, Taiwan and Hong Kong, Logitech International is a Swiss public company traded on the Swiss Stock Exchange (LOGN) and in the U.S. on the Nasdaq National Market System (LOGI). The company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

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This press release contains forward-looking statements, including the statements regarding Logitech’s expected sales and operating income growth for Fiscal Year 2005 and of its position for success. These forward-looking statements involve risks and uncertainties that could cause Logitech’s actual performance to differ materially from that anticipated in these forward-looking statements. Factors that could cause actual results to differ materially include the timing of new product introductions by Logitech and its competitors and their acceptance by the market, the sales mix of our higher and lower margin retail and OEM products, our ability to match production to demand and to coordinate the worldwide manufacturing and distribution of our products in a timely and cost-effective manner, general economic and political conditions, the effect of fluctuations in exchange rates, as well as generally those additional factors set forth in our Annual Report on Form 20-F for the fiscal year ended March 31, 2003, and subsequent filings, available from the SEC’s Edgar database at www.sec.gov and upon request from Logitech by calling (510) 713-4220. Logitech does not undertake to update any forward-looking statements.

Logitech, the Logitech logo and other Logitech marks are owned by Logitech and may be registered. All other trademarks are the property of their respective owners. For more information about Logitech and its products, visit the Company’s Web site at www.logitech.com.

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share / ADS) – Unaudited

	Quarter Ended March 31
CONSOLIDATED STATEMENTS OF INCOME	2004	2003
Net sales	$347,128	$301,704
Cost of goods sold	231,781	206,457

Gross profit	115,347	95,247

% of net sales	33.2%	31.6%

Operating expenses :
Marketing and selling	41,527	33,709
Research and development	16,571	15,342
General and administration	12,309	11,371

Total operating expenses	70,407	60,422

Operating income	44,940	34,825

Interest expense, net	(189)	(688)
Other income (expense), net	480	(850)

Income before income taxes	45,231	33,287
Provision for income taxes	6,779	6,665

Net income	$38,452	$26,622

Shares used to compute net income per share and ADS:
Basic	45,117	45,721
Diluted	50,404	50,607
Net income per share and ADS:
Basic	$0.85	$0.58
Diluted	$0.78	$0.54

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share / ADS) – Unaudited

	Twelve Months Ended March 31
CONSOLIDATED STATEMENTS OF INCOME	2004	2003
Net sales	$1,268,470	$1,100,288
Cost of goods sold	859,548	735,784

Gross profit	408,922	364,504

% of net sales	32.2%	33.1%

Operating expenses :
Marketing and selling	156,793	141,194
Research and development	61,289	56,195
General and administration	45,286	43,233

Total operating expenses	263,368	240,622

Operating income	145,554	123,882

Interest expense, net	(1,858)	(1,196)
Other income, net	1,973	866

Income before income taxes	145,669	123,552
Provision for income taxes	13,516	24,709

Net income	$132,153	$98,843

Shares used to compute net income per share and ADS:
Basic	45,346	45,989
Diluted	50,160	51,409
Net income per share and ADS:
Basic	$2.91	$2.15
Diluted	$2.69	$1.97

LOGITECH INTERNATIONAL S.A.

(In thousands) – Unaudited

CONSOLIDATED BALANCE SHEETS	March 31, 2004	March 31, 2003	March 31, 2002
Current assets
Cash and cash equivalents	$294,753	$218,734	$143,101
Accounts receivable	206,187	181,644	171,103
Inventories	135,561	124,123	85,124
Other current assets	45,304	38,762	33,486

Total current assets	681,805	563,263	432,814
Investments	16,172	1,458	8,713
Property, plant and equipment	37,308	38,914	32,086
Intangible assets
Goodwill	108,615	108,615	102,017
Other intangible assets	12,543	17,523	15,358
Other assets	9,473	8,529	4,756

Total assets	$865,916	$738,302	$595,744

Current liabilities
Short-term debt	$10,508	$10,102	$5,527
Accounts payable	143,016	129,326	88,268
Accrued liabilities	113,752	98,134	73,309

Total current liabilities	267,276	237,562	167,104
Long-term debt	140,629	131,615	104,812
Other liabilities	931	3,563	811

Total liabilities	408,836	372,740	272,727

Shareholders’ equity	457,080	365,562	323,017

Total liabilities and shareholders’ equity	$865,916	$738,302	$595,744

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share / ADS) – Unaudited

	Quarter Ended March 31		Twelve months Ended March 31
SUPPLEMENTAL FINANCIAL INFORMATION	2004	2003	2004	2003
Depreciation	$5,808	$5,360	$26,164	$25,522
Amortization of other acquisition-related intangibles	1,295	1,256	5,240	5,047
Operating income	44,940	34,825	145,554	123,882
Operating income before depreciation and amortization	52,043	41,441	176,958	154,451
Capital expenditures	6,998	4,164	24,718	28,657

A reconciliation between net income on a GAAP basis and non-GAAP basis is as follows:

GAAP net income			$132,153	$98,843
Less: Release tax valuation allowance (1)			13,350	—

Non-GAAP net income			$118,803	$98,843

Shares used to compute net income per share and ADS:
Basic			45,346	45,989
Diluted			50,160	51,409
Non-GAAP net income per share and ADS:
Basic			$2.62	$2.15
Diluted			$2.37	$1.97

(1)	During the quarter ended December 31, 2003, the Company released a valuation allowance on specific deferred tax assets that was no longer required. As a result, the income tax provision and net income for the year ended March 31, 2004, included a onetime favorable impact of $13.4 million. In order to provide investors with information comparable to historically reported data, Logitech believes it is appropriate to provide net income and net income per share excluding the favorable impact of the release of the valuation allowance.